EXHIBIT (a)(1)(vii)
Summary Advertisement as Published on February       , 2006

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Common Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated February 21, 2006, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Common Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Common Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by the Dealer Managers (as defined below), or by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Lafarge North America Inc.
at
$75.00 Net Per Share
by
Efalar Inc.
a wholly-owned subsidiary of
Lafarge S.A.
     Efalar Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Lafarge S.A., a French société anonyme (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Common Shares”), of Lafarge North America Inc., a Maryland corporation (the “Company”), not already owned by Parent and its subsidiaries, at a purchase price of $75.00 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February, 21, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the “Offer”). Tendering shareholders who have Common Shares registered in their names and who tender directly to Computershare Shareholder Services, Inc. (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Common Shares by Purchaser pursuant to the Offer. Shareholders who hold their Common Shares through a broker or bank should consult with such institution as to whether it charges any service fees. The purpose of the Offer is to acquire for cash as many outstanding Common Shares as possible as a first step in acquiring the entire equity interest in the Company. Following the consummation of the Offer, Parent intends to cause Purchaser and the Company to merge pursuant to a “short-form” merger (the “Merger”), unless it is not lawful to do so.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME,
ON MONDAY, MARCH 20, 2006, UNLESS THE OFFER IS EXTENDED.
     Concurrently with the Offer, Parent, through another of its wholly-owned subsidiaries, is offering to acquire all of the exchangeable preference shares (the “Exchangeable Preference Shares” and, such offer, the “EPS Offer”) of Lafarge Canada Inc. The Exchangeable Preference Shares are exchangeable into Common Shares on a 1-for-1 basis, and the per share offer price in the EPS Offer is the same as the per share price offered for the Common Shares in the Offer. The EPS offer is subject to, among other things, the conditions contained in the Offer to Purchase, and Parent will not consummate the acquisition of such Exchangeable Preference Shares unless Parent also consummates the acquisition of the Common Shares pursuant to the Offer.
     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn a number of Common Shares which, when taken together with the Exchangeable Preference Shares validly tendered and not withdrawn pursuant to the EPS Offer, will constitute at least a majority of the outstanding Common Shares and Exchangeable Preference Shares, taken together as a single class, as of the date the Common Shares are accepted for payment pursuant to the Offer, excluding Common Shares and Exchangeable Preference Shares beneficially owned by Parent and certain other persons (the “Minimum Tender Condition”) and (ii) there being validly tendered and not withdrawn a sufficient number of Common Shares such that, upon acceptance for payment and payment for the tendered Common Shares pursuant to the Offer (and taking into account any Exchangeable Preference Shares to be accepted for payment in the EPS Offer), Parent will, directly or through wholly-owned subsidiaries, own a number of Common Shares and Exchangeable Preference Shares representing at least 90% of the issued and outstanding Common Shares and Exchangeable Preference Shares, taken together as a single class, as of the date the Common Shares are accepted for payment pursuant to the Offer. The Minimum Tender Condition is not waivable. The Offer is also subject to certain other conditions set forth in the Offer to Purchase. See “THE OFFER — Section 11. Conditions to the Offer” in the Offer of Purchase. You should read the entire Offer to Purchase carefully before deciding whether to tender your Common Shares.
     The Offer is being made without the prior approval of the Company’s board of directors.
     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Common Shares validly tendered and not properly withdrawn, if and when Purchaser gives written notice to the Depositary of the Purchaser’s acceptance for payment of such Common Shares pursuant to the Offer.
     Upon the terms and subject to the conditions of the Offer, payment for Common Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Common Shares have been accepted for payment.

     Payment for Common Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) confirmation by a Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures discussed in the Offer to Purchase (b) the Letter of Transmittal properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Common Shares or confirmation by a Book-Entry Transfer Facility with respect to Common Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for Common Shares, regardless of any extension of the Offer or any delay in payment for Common Shares.
     If Purchaser extends the Offer, is delayed in its acceptance for payment of Common Shares or is unable to accept Common Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Common Shares and such Common Shares may not be withdrawn, except to the extent that tendering shareholders are entitled to withdrawal rights as described in the Offer to Purchase.
     After the expiration of the Offer, if all the conditions to the Offer have been satisfied or waived (to the extent waivable), pursuant to Rule 14d-11 under the Exchange Act, and subject to certain other conditions, Purchaser may elect, in its sole discretion, to provide a Subsequent Offering Period (as defined in the Offer to Purchase) pursuant to which Purchaser may add a period of between three and twenty business days to permit additional tenders of Common Shares not tendered during the period of the Offer prior to the Expiration Date. If Purchaser decides to provide for a Subsequent Offering Period, Purchaser will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date (as defined in the Offer to Purchase). If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, to extend the Subsequent Offering Period by any period or periods; provided, that the aggregate of the Subsequent Offering Periods (including extensions thereof) is no more than twenty business days, by giving oral or written notice of such extension to the Depositary. During a Subsequent Offering Period, tendering shareholders will not have withdrawal rights. See “THE OFFER—Section 4. Withdrawal Rights” of the Offer to Purchase.
     Tenders of Common Shares made pursuant to the Offer are irrevocable, except that Common Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 21, 2006. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name, address and TIN of the person who tendered the Common Shares to be withdrawn, the number of Common Shares to be withdrawn and the name of the registered holder of such Common Shares (if different from that of the person who tendered such Common Shares). If Common Share Certificates evidencing Common Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Common Share Certificates, the serial numbers shown on such Common Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Common Shares have been tendered for the account of an Eligible Institution. If Common Shares have been tendered pursuant to the procedure for book-entry transfer as discussed in “THE OFFER—Section 3. Procedure for Accepting the Offer and Tendering Common Shares,” in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Common Shares.
     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Parent, Purchaser, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal nor incur any liability for failure to give any such notification.
     Withdrawals of Common Shares may not be rescinded. Any Common Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Common Shares may be re-tendered at any time prior to the Expiration Date or during any Subsequent Offering Period by following one of the procedures described in “THE OFFER—Section 3. Procedure for Accepting the Offer and Tendering Common Shares” in the Offer to Purchase.
     The receipt of cash for Common Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, a shareholder who sells Common Shares pursuant to the Offer or receives cash in exchange for Common Shares pursuant to the Merger will generally recognize capital gain or loss equal to the difference (if any) between the amount of cash received and the shareholder’s adjusted tax basis in Common Shares sold in the Offer or surrendered in the Merger. Gain or loss must be determined separately for each block of Common Shares tendered pursuant to the Offer or surrendered for cash pursuant to the Merger (for example, Common Shares acquired at the same cost in a single transaction). Such capital gain or loss will be long-term capital gain or loss if the shareholder has held such Common Shares for more than one year at the time of the completion of the Offer or consummation of the Merger. Long-term capital gains generally are subject to preferential rates of United States federal income tax, currently at a rate of 15 percent (5 percent for taxpayers in the lower brackets). There are limitations on the deductibility of capital losses. See “THE OFFER—Section 5. Certain United States Federal Income Tax Consequences of the Offer” in the Offer of Purchase. Each shareholder should consult its tax advisor as to the particular tax consequences to it of the Offer and the Merger, including the application and effect of federal, state, local and foreign tax laws and possible changes in tax laws.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. THIS TRANSACTION COULD RESULT IN THE ISSUER GOING PRIVATE.

     The Company has provided Purchaser with the Company’s list of shareholders and security related position listings for the purpose of disseminating the Offer to holders of Common Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Common Shares whose names appear on the Company shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Common Shares.
     The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully and in their entirety before any decision is made with respect to the Offer.
     Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for additional copies of the Offer to Purchase and the related Letter of Transmittal, or copies of the EPS Offer, may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such additional copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Dealer Managers) for soliciting tenders of Common Shares pursuant to the Offer.
The Information Agent for the Offer is:
501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders Call Toll-Free:
(877) 825-8730 (English Speakers)
(877) 825-8777 (French Speakers)
Banks and Brokers Call Collect: (212) 750-5833
The Dealer Managers for the Offer are:

J.P. Morgan Securities Inc. 277 Park Avenue New York, NY 10172 Toll free: (800) 488-6809	BNP Paribas Securities Corp. The Equitable Tower, 787 Seventh Avenue New York, NY 10019 (212) 841-3204